FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  27 June 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)     Embargoed until 12.30 p.m. (BST)

    27 June 2008

Renewal of Working Capital Syndicated Bank Facility

Signet Group plc (LSE and NYSE: SIG), the world's largest speciality retail jeweller, today announced that it has entered into a $520 million unsecured multi-currency five year revolving credit facility agreement. This replaces an existing $390 million facility entered into in September 2004 which was due to expire in September 2009 and will be used for general corporate purposes. The terms of this agreement are the same in all material respects as those of the facility being replaced, other than an increase in loan margin pricing reflecting the current credit market conditions. The replacement facility was led by Barclays Capital, Fifth Third Bank, HSBC and The Royal Bank of Scotland. The other participating banks are ABN Amro and National City Bank.

Walker Boyd, Group Finance Director, commented: "In the current difficult credit market conditions, this successful financing reflects our banks' valued support for Signet. The enlarged facility will provide the Group with additional flexibility in funding the growth of the business over the medium term."

         Enquiries:                   Walker Boyd, Group Finance Director                        +44 (0) 20 7317 9700
                                          Tim Jackson, Investor Relations Director                     +44 (0) 20 7317 9700

Signet operated 1,966 speciality retail jewellery stores at 3 May 2008; these included 1,407 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 559 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and other factors" section of Signet's Annual Report & Accounts for the year ended 2 February 2008 furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on 1 May 2008 and other filings with and submissions to the SEC made by Signet. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, other than as required by applicable law, rule or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  27 June 2008